Leo Holdings III Corp.

Albany Financial Center, South Ocean Blvd, Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

September 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney, Abby Adams

Re:	Leo Holdings III Corp.
Registration Statement on Form S-4
Filed July 19, 2021
File No. 333-257997

Ladies and Gentlemen:

This letter sets forth responses of Leo Holdings III Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 23, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Staff’s comment: With reference to Regulation S-K, Item 501(b) please revise the coverpage to simplify the presentation, particularly as it relates to the fourth paragraph.

Response: The Company acknowledges the Staff’s comment and has revised the cover page disclosure accordingly.

Market and Industry Data, page i

2.

Staff’s comment: your statements regarding information in the document provided by third-party sources, or based on information from third-party sources inappropriately implies you are not responsible for the disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page i accordingly.

Summary of the Joint Proxy Statement/Prospectus

The NYSE Proposal, page 6

3.

Staff’s comment: Please unbundle Proposal No. 8, addressed more specifically beginning on page 152, so that shareholders may vote separately whether to increase the authorized number of shares for the proposed Business Combination and for the PIPE financing. Refer to Exchange Act Rule 14a-3. For additional guidance, see the Compliance and Disclosure Interpretations under Rule 14a-4(a)(3) generally and regarding unbundling in the M&A context.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed Exchange Act Rule 14a-3 and the Compliance and Disclosure Interpretations under Rule 14a-4(a)(3) and does not believe the Company is required to unbundle Proposal No. 8.

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently.

The Company respectfully notes that it does not believe that the NYSE Proposal, which authorizes the issuance of shares of New Local Bounti Common Stock and securities convertible into or exchangeable for New Local Bounti Common Stock in connection with the Business Combination and the PIPE Financing represents “separate matters” required to be presented in separate proposals. The NYSE Proposal comprises a unitary matter directly related to the Company’s compliance with the applicable provisions of NYSE Listing Rule 312.03.

The Company respectfully advises the Staff that the section entitled “Governing Documents Proposals” in the Registration Statement already contains an unbundled proposal (i.e., “Proposal No. 4—Governing Documents Proposal A”) with respect to changes to the Company’s authorized capital stock following the Business Combination.

For these reasons, the Company believes that the NYSE Proposal should not be considered separately and the Company respectfully submits that shareholders should instead consider the NYSE Proposal as currently drafted.

The Director Election Proposal, page 6

4.

Staff’s comment: With reference to your disclosure on page 175, please revise to clarify whether the Class A holders are voting on the Director Election Proposal. If a vote in favor of the directors is assured by virtue of the Sponsor Agreement, please revise to clarify this point.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 180 to clarify that, under the terms of the Articles of Association, only the holders of the Class B ordinary shares are entitled to vote on the election of directors prior to the consummation of an initial business combination. Additionally, the Company has added a statement addressing that, pursuant to the Sponsor Agreement, holders of the Class B ordinary shares have agreed to vote in favor of the Director Election Proposal.

Interests of Leo Directors and Executive Officers in the Business Combination, page 16

5.

Staff’s comment: Please revise this section and the risk factor on page 63 to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 and the risk factor on page 66 accordingly.

Background to the Business Combination, page 113

6.

Staff’s comment: Revise the background to disclose on what dates “Leo’s management team evaluated over 20 potential business combination targets, and entered into non-disclosure agreements with approximately 10 potential business combination targets (other than Local Bounti)” disclosed on page 114. Disclose the industries of those potential targets. Disclose the reasons the other potential business combinations did not move forward and the timing the discussions ended.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 accordingly.

7.

Staff’s comment: With respect to the March 4, 2021 entry, please revise to explain the contents of the “valuation reference materials” and disclose the terms of the form term sheet. Revise the background discussion to disclose how the material terms of the potential transaction changed over time and why. Disclose the material terms of the letter of intent and term sheet approved by the Leo Board on March 22, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 and 118 accordingly.

8.	Staff’s comment: With regard to the May 10 entry, please revise to explain the revision to the transaction valuation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 123 accordingly.

9.	Staff’s comment: Revise to summarize the material provisions of the report provided to the Board by PwC on May 20, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 123 accordingly.

10.

Staff’s comment: With regard to the June 13 entry, please revise to disclose the dollar and/or share impact of the decision to exclude shares issued in connection with conversion of Local Bounti’s convertible notes from Local Bounti’s fully diluted share count. Clarify whether this decision provided added financial benefit to the Leo or the Local Bounti holders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 accordingly.

Leo Board of Directors’ Reasons for the Business Combination, page 122

11.

Staff’s comment: Revise to clarify what consideration Leo’s Board gave to the projections provided by Local Bounti, including what consideration the Board gave to the reasonableness of Local Bounti’s projections, which address a five-year period and grow from a near-term projected revenue of $1 million based on one facility, to 2025 projected revenue of $462 million based on 8 facilities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 and 130 accordingly.

Certain Local Bounti Projected Financial Information, page 126

12.

Staff’s comment: Revise the heading, introductory paragraph, and associated disclosure to clarify that you have disclosed all material projections Local Bounti provided to Leo, not merely “certain” or the “key elements” of those projections.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 accordingly.

13.

Staff’s comment: You state in the disclaimers on page 126-27 that Local Bounti prepared these projections “in the first quarter of 2021” and also that the projections “assume the consummation of the Business Combination.” Revise to disclose the date these projections were prepared and the date they were provided to Leo. We note the disclosure on paragraph 129 that these are the “updated and final version of the financial projection model reviewed by LEO and assume the consummation of the Business Combination.” Revise to also disclose where any prior projections provided to Leo differed in any material respects from these figures. If so, provide the provide the prior projections, explain the material differences and why they changed. We note the disclosure on page 114 that Local Bounti provided projections beginning on March 2, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131, 132, and 133 accordingly.

14.

Staff’s comment: We note that the disclosure at the bottom of page 128 addresses Local Bounti’s beliefs concerning the assumptions used to generate the projections. Please revise to indicate whether Leo agreed with each of the stated assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 133 accordingly.

Summary of Leo Financial Analysis, page 129

15.

Staff’s comment: Revise to clarify what valuations or conclusions were determined from the analyses summarized here. In this regard, please disclose what valuation(s) Leo derived from the comparable companies and how the Local Bounti valuation compares to such valuations. Please also tell us whether the Leo Board considered a discounted cash flow analysis.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 and 136 accordingly.

16.

Staff’s comment: On page 124, you state that the board considered the “valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.” Revise this section to address those analyses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 accordingly to include a cross-reference to the “Summary of Leo Financial Analysis” section.

US Holders, page 188

17.

Staff’s comment: Please revise to include a tax opinion covering the material tax consequences of the domestication and redemption. Please revise so that the disclosure/opinion concerning the tax consequences are not “subject to the PFIC rules”. With regard to the PFIC rules, the opinion should address the company’s status, and indicate, if applicable, if the status is uncertain. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary sections accordingly.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion as exhibit 8.1 to the Registration Statement covering the material tax consequences of the domestication. The Company has also revised the disclose on pages xv, 23, 84, 85, 195 through 197 and 199 with regard to the PFIC rules.

Section III.A.2 of Staff Legal Bulletin No. 19 provides that a tax consequence is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding to make an investment decision.

In accordance with Section III of Staff Legal Bulletin No. 19, the Company has not provided an opinion that covers the effects of exercising redemption rights because the disclosure provides that the redemption is expected to be a taxable transaction and therefore, a reasonable investor in the Company’s ordinary shares would not consider this information important in considering its consent to the proxy.

In accordance with Section III of Staff Bulletin No. 19, Kirkland & Ellis LLP is unable to opine on the effects of Section 367(b), the Company’s status as a PFIC and the application of Section 1291(f) due to the inherently factual nature of the analysis or the uncertainty in the application of the law.

Introduction, page 202

18.

Staff’s comment: We note that the total consideration payable to Local Bounti stockholders, and the implied enterprise value of Local Bounti is $650 million. We also note the following disclosure from the prospectus page, “ .. all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied equity value) based on the number of shares of Local Bounti common stock issuable upon conversion of such convertible debt.” Please revise the filing to more clearly explain the following:

•	Why the convertible debt is excluded from the implied enterprise value of Local Bounti.

•	What is meant by the statement in the above excerpt, “(which amount, for the avoidance of doubt, is excluded from the implied equity value)”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in introduction and on pages 3, 4, and 209 accordingly.

In addition, the Company respectfully submits that the convertible debt is excluded from the implied enterprise value because the Company and Local Bounti reached a commercial agreement that the dilution resulting from the conversion of the convertible debt would be borne by both the shareholders of the Company and the stockholders of Local Bounti in connection with the transaction.

Pursuant to the Merger Agreement, the Per Share Merger Consideration (as defined in the Merger Agreement) payable to Local Bounti’s stockholders is calculated by dividing the Stock Consideration (as defined in the Merger Agreement) by the Company Fully Diluted Shares (as defined in the Merger Agreement). The definition of Company Fully Diluted Shares specifically does not include the shares of Local Bounti common stock issuable upon conversion of the convertible notes, but takes into account all other outstanding securities of Local Bounti. The definition of Stock Consideration is calculated by dividing (a) the sum of (i) $650 million, plus (ii) the exercise price of certain warrants, minus (iii) the amount of up to $37.5 million payable to Local Bounti stockholders as cash consideration in accordance with the Merger Agreement, minus (iv) the transaction bonus pool amount of $4 million, and minus (v) the repayment of certain indebtedness (but specifically not including the repayment of any convertible notes) by (b) $10.00. The shares of Local Bounti common stock issued to the holders of the convertible notes immediately prior to the Effective Time of the Business Combination pursuant are then exchanged for the Per Share Merger Consideration like all other Local Bounti stockholders in the transaction, effectively on a post-money basis rather than a pre-money basis.

Based on the above, the post-closing ownership of the combined company is expected to be as follows, breaking out specifically the holders of convertible notes from the shares of common stock of the combined company to be received by Local Bounti stockholders as part of the Merger Consideration in the Business Combination:

Combined Company Constituent Party	Combined Company Shares (1)	Voting %
PIPE Investors	12,500,000	11.4%
Local Bounti Common Stock (restricted and unrestricted)	59,493,616	54.3%
Local Bounti Convertible Note Holders	3,190,489	2.9%
Sponsor	6,875,000	6.3%
Public Shareholders (assuming no redemptions)	27,500,000	25.1%

Total	109,559,105	100.0%

(1)	Excludes 5,500,000 public warrants and excludes 5,333,333 private warrants.

Further, for the avoidance of doubt, the pro forma post-closing equity value of the combined company of $1.1 billion takes into account the conversion and subsequent exchange of shares issuable upon conversion of the convertible notes in the combined company.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 211

19.

Staff’s comment: Please clarify if the earnout payable to Local Bounti equityholders is reflected as a pro forma adjustment. Describe how you concluded an adjustment was not appropriate or identify the adjustment and explain how it was calculated and determined.

Response: The Company acknowledges the Staff’s comment and has updated and revised the disclosure on page 220 accordingly. Please note, because of the contingent nature of the earn-out provision, the shares have been excluded from the chart and the disclosure has been updated to note their exclusion.

20.

Staff’s comment: With regards to adjustment J, please explain what debt the “reversal of debt” is related to. We note that adjustment T is related to interest for the Cargill notes payable and the PPP loan. If adjustment J is related to the same debt, please add language to adjustment J to connect it to what is referenced in adjustment T.

Response: The Company acknowledges the Staff’s comment and has updated and revised the disclosure on page 221 accordingly.

21.

Staff’s comment: Please revise to further explain that adjustment V is also subject to certain additional conditions specified in the Merger Agreement and not just the $100 million minimum cash requirement.

Response: The Company acknowledges the Staff’s comment and has updated and revised the disclosure on page 222 to note the inclusion of other conditions as specified by the Merger Agreement.

Local Bounti’s Management’s Discussion and Anaylsis of Financial Condition and Results of Operations

Long Term Loans, page 255

22.

Staff’s comment: Consistent with pro forma adjustment T on page 213, please revise the disclosure included here to state that you expect the long-term loan from Cargill Financial Services International, Inc. entered into in March 2021, to be paid off upon the closing of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has updated and revised the disclosure on page 266. As a result of Local Bounti entering into the Cargill Subordinated Credit Agreement, the amounts related to this note were repaid in September 2021 and the disclosure has been updated to reflect such repayment.

Beneficial Ownership of Securities, page 280

23.

Staff’s comment: Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Live Oak Ventures, LLC. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion as exhibit 292 to the Registration Statement.

Certain Relationships and Related Person Transactions, page 283

24.

Staff’s comment: Revise this section to provide all information required by Item 404(a) of Regulation S-K. In particular, we note that
Item 404(a)(1) requires that you name the related person and the basis on which they are related, which is often not provided in the Local Bounti subsection.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion as exhibit 295 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP